SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 19, 2014

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 19, 2014, Limestone Shipping Corporation and Fairy Shipping Corporation, each a wholly-owned subsidiary of Navios Maritime Partners L.P. (“Navios Partners”), entered into a guarantor joinder agreement to the credit agreement, dated as of June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc. (“Navios Partners Finance” and together with Navios Partners, the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent (as amended by that certain Incremental Amendment No. 1 dated October 31, 2013 and by that certain Incremental Amendment No. 2 dated November 1, 2013, the “Credit Agreement”), pursuant to which Limestone Shipping Corporation and Fairy Shipping Corporation were added as guarantors of the obligations of the Borrowers under the Credit Agreement and related loan documents.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-192176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: September 11, 2014